File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

02 DEC 16 AM 9:12

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

5 December 2002

02060537

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 22nd October 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed recent press releases to the London Stock Exchange.

5th December 2002	Convertible Bonds Issue
5th December 2002	Further re Convertible Bonds Issue
5th December 2002	Stabilisation Notice

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

dlw 12/18

Enc.

LSE / SecExch: SecExch 051202

Company	Friends Provident PLC
TIDM	FP.
Headline	Convertible Bond Issue
Released	07:55 5 Dec 2002
Number	6943E

Not for distribution in or into the United States, Canada, Japan and Australia

EMBARGOED UNTIL 07:55

5 DECEMBER 2002

Friends Provident plc - Convertible Bond Issue

Friends Provident plc ("Friends Provident" or "the Group") announced today that it has launched an offering of £180 million of convertible bonds (the "Bonds") due 2007 convertible into fully paid ordinary shares of Friends Provident (the "Offering").

The Bonds will be priced at 100 per cent of their principal amount and are expected to bear a cash coupon of between 5.25 per cent and 5.75 per cent per annum. The conversion price is expected to be set at a premium of between 25 per cent and 34 per cent to the price of Friends Provident's ordinary shares at the time of pricing.

Martin Jackson, Group Finance Director, said:

"We have consistently said that we have considerable financial flexibility and will raise capital for specific purposes when the time is right. The convertible bond market currently offers attractive financing terms for Friends Provident and we are taking the opportunity to re-finance the acquisitions and strategic investments made earlier in the year. This further strengthens the Group's financial position and enables it to take advantage of future growth opportunities."

The final terms of the Bonds are expected to be announced on 5 December 2002. Settlement of the issue is expected to take place on or about 11 December 2002. Merrill Lynch International is acting as sole bookrunner and lead manager. Cazenove is acting as senior co-lead manager (together with Merrill Lynch International, the "Managers").

Friends Provident has granted Merrill Lynch on behalf of the Managers of the Offering an over allotment option of up to £40 million of Bonds.

It is expected that the Bonds will be rated A- by Standard and Poor's who also have re-affirmed a financial strength rating on Friends Provident Life and Pensions Limited of AA- (with a negative outlook). As a consequence of Moody's ongoing review of the UK life insurance sector, it announced yesterday that its financial strength rating for Friends Provident Life and Pensions Limited has been downgraded to A2 (stable outlook). It is expected that the Bonds will be rated Baa2 by Moody's.

The net cash proceeds to Friends Provident from the Offering will amount to approximately £176 million (or £215 million in the event that the over-allotment option is exercised in full) and will be used primarily to finance previous acquisitions, strategic investments and general corporate purposes.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Bonds and the shares to be issued upon conversion of the Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and the Bonds are subject to U.S. tax law requirements. Accordingly, the Bonds and the shares to be issued upon conversion of the Bonds may not be offered or sold within the United States or to U.S. persons.

For further information please contact:

Friends Provident plc	01306 654 483
Di Skidmore	
Merrill Lynch International	020 7628 1000
Matthew Greenburgh	
Rupert Hume-Kendall	
Cazenove	020 7588 2828
Duncan Hunter	
Bell Pottinger	020 7861 3232
John Coles	

Stablisation/FSA

This press release has been issued by Friends Provident plc and is directed in the United Kingdom exclusively at persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. Any investment or investment activity to which this press release relates will be engaged in only with such persons. Persons who do not have professional experience in matters relating to investments should not rely on any information provided in this press release. The information in this press release is not to be considered to constitute any advice or recommendation with respect to such investments or other financial instruments. Merrill Lynch International is acting for Friends Provident plc and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered nor sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the Securities Act) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

Not for distribution in or into the United States, Canada, Japan and Australia.

END

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Company	Friends Provident PLC
TIDM	FP.
Headline	Further re Convertible Bond
Released	14:31 5 Dec 2002
Number	7248E

Not for distribution in or in to the United States, Canada, Japan and Australia

FOR IMMEDIATE RELEASE

5 DECEMBER 2002

Friends Provident plc ("Friends Provident")

Friends Provident plc successfully completes Convertible Bond Issue to raise £245 million.

Friends Provident plc announces that the terms for its £245 million convertible bonds due 2007 (the "Bonds") have been fixed as follows:

- conversion price has been set at 171 pence per share, which represents a 30 per cent premium over the reference price of 131.18 pence, and
- the cash coupon has been set at 5.25 per cent.

The size of the issue was increased by £65 million to £245 million.

Merrill Lynch International is acting as sole bookrunner and lead manager. Cazenove is acting as joint lead manager and Barclays Capital and HSBC as co-lead managers on this transaction (together with Merrill Lynch International, the "Managers").

Friends Provident has granted Merrill Lynch, on behalf of the Managers of the offering, an over allotment option of up to £45 million of Bonds.

Application will be made for the Bonds to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange plc for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. The Bonds and the shares to be issued upon conversion of the Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and the Bonds are subject to U.S. tax law requirements. Accordingly, the Bonds and the shares to be issued upon conversion of the Bonds may not be offered or sold within the United States or to U.S. persons.

For further information please contact:

Friends Provident plc	01306 654 483
Di Skidmore	
Merrill Lynch International	020 7628 1000
Matthew Greenburgh	
Rupert Hume-Kendall	
Cazenove	020 7588 2828
Duncan Hunter	
Bell Pottinger	020 7861 3232
John Coles	

STABILISATION/FSA

This press release has been issued by Friends Provident plc and is directed in the United Kingdom exclusively at persons who have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. Any investment or investment activity to which this press release relates will be engaged in only with such persons. Persons who do not have professional experience in matters relating to investments should not rely on any information provided in this press release. The information in this press release is not to be considered to constitute any advice or recommendation with respect to such investments or other financial instruments. Merrill Lynch International is acting for Friends Provident plc and no one else in connection with the offer of the Bonds and will not be responsible to any other person for providing the protections afforded to their respective clients, or for providing advice in relation to the proposed offer.

These materials are not an offer of securities for sale into the United States or elsewhere. The securities may not be offered nor sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the Securities Act) unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

Not for distribution in or into the United States, Canada, Japan and Australia.

END

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Company	Friends Provident PLC
TIDM	FP.
Headline	Stabilisation Notice
Released	14:49 5 Dec 2002
Number	7249E

5 December 2002

Stabilisation Notice

Offering (the "Offering") of £245,000,000 5.25 per cent. Convertible Bonds of Friends Provident Plc (the "Company") due 2007 (the "Bonds") into Ordinary Shares (the "Shares") of the Company with an over-allotment option of up to £45,000,000

Merrill Lynch International ("MLI") notifies you that it is the stabilising manager and may conduct stabilising activities in relation to the Shares and the Bonds. MLI confirms the following:

1. The securities to be stabilised are:

   (i) the Bonds (ISIN: XS0159504801) referred to above, and

   (ii) the Shares (ISIN: GB0030559776) referred to above;

2. The stabilising manager is Merrill Lynch International (contact: Mark Gwynne - Telephone: 020 7995 3700);

3. The stabilisation period commences at 2.30pm on 5 December 2002 and ends on 10 January 2003 inclusive;

The issue price of the Bonds is 100 per cent of their principal amount.

END

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